SEC Mail Processing Section
FEB 02 2012
Washington, DC
125

SECURITIES AND EXCHANGE COMMISSION

12010710

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Winston Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121-E Reynolda Village
(No. and Street)

Winston-Salem (City) North Carolina (State) 27106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William F. Marshall (336) 761-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Butler & Burke, LLP, CPA's
(Name – *if individual, state last, first, middle name*)

100 Club oaks Court, Suite A (Address) Winston-Salem, (City) North Carolina (State) 27104 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM F. MARSHALL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST WINSTON SECURITIES, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JO ANN WILLIAMS
NOTARY PUBLIC
DAVIE COUNTY, NC
My Commission Expires 1-1-2013

William F Marshall
Signature

PRESIDENT
Title

Jo Ann Williams
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of First Winston Securities, Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Winston Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Butler & Burke, LLP

Winston-Salem, North Carolina
January 26, 2012

100 CLUB OAKS CT. SUITE A
WINSTON-SALEM, NC 27104
ph 336 768 2310 fx 336 768 8573
WWW.BUTLERANDBURKECPA.COM

FIRST WINSTON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Cash and cash equivalents	$ 1,067
Interest receivable on bonds	9,546
Securities owned:	
State and municipal government obligations	1,548,166
Stocks and warrants	36,765
Property and equipment, net	8,870
Other assets	6,738
TOTAL ASSETS	$ 1,611,152

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Short-term bank loan	$ 402,625
Total Liabilities	402,625
Stockholders' Equity	
Common stock, no par value, 100,000 shares authorized; 2,002 shares issued and outstanding	270,887
Retained earnings	937,640
Total Stockholders' Equity	1,208,527
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,611,152

FIRST WINSTON SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2011

REVENUE	
Gains on firm securities trading accounts (debt securities)	$ 1,371,485
Other revenue	67,759
Total Revenue	1,439,244
EXPENSES	
Registered representative's compensation	861,292
Clerical and administrative employees' expenses	90,000
Salaries and other employment costs for general partners	156,000
Clearance fees	41,550
Communications	91,328
Occupancy and equipment costs	45,588
Interest expense	5,490
Data processing costs	3,472
Regulatory fees and expenses	10,166
Other expenses	134,406
Total Expenses	1,439,292
NET LOSS	$ (48)

FIRST WINSTON SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2011

	Common Stock	Retained Earnings	Total
Balances at January 1, 2011	$ 270,887	$ 972,688	$ 1,243,575
Net Loss	-	(48)	(48)
Dividends Paid	-	(35,000)	(35,000)
Balances at December 31, 2011	$ 270,887	$ 937,640	$ 1,208,527

FIRST WINSTON SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

OPERATING ACTIVITIES	
Net loss	$ (48)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	1,897
(Increase) decrease in operating assets:	
Securities owned, net	789,743
Interest receivable	21,261
Other assets	(4,691)
Increase (decrease) in operating liabilities:	
Accounts payable	(1,720)
Net Cash Provided by Operating Activities	806,442
INVESTING ACTIVITIES	
Capital expenditures	(607)
Net Cash Used in Investing Activities	(607)
FINANCING ACTIVITIES	
Payments on secured short term bank loans, net of borrowings	(871,375)
Dividends paid	(35,000)
Net Cash Used in Financing Activities	(906,375)
DECREASE IN CASH	(100,540)
Cash and Cash Equivalents, Beginning	101,607
Cash and Cash Equivalents, Ending	$ 1,067
SUPPLEMENTAL INFORMATION	
Interest paid	$ 5,490

NOTE A: ORGANIZATION AND NATURE OF BUSINESS

First Winston Securities, Inc. is registered as a dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company deals primarily in municipal bonds and performs underwriting services only as a participating underwriter. The Company's customers are generally located in North Carolina.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions (and related revenues and expenses) are recorded on a settlement date basis, generally the third business day following the trade date.

Securities

Marketable securities owned by the Company are valued at fair market value. Net unrealized gains and losses are reflected in operations. Securities not readily marketable are valued at fair value as determined by management.

Underwriting Service

Underwriting fees or expenses are recognized when the underwriting is completed and the income or expense is reasonably determinable.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances with credit worthy, high quality financial institutions. Cash balances may, at times, exceed federally insured limits. Management monitors the soundness of these financial institutions and feels the Company's risk is not significant.

Receivables From and Payables to Customers and Dealers

Amounts receivable from and payable to customers and dealers represent the contract amount of securities which have not been received or delivered by the settlement date.

Property and Depreciation

Property is recorded at cost. Depreciation is generally computed using accelerated methods over estimated useful lives of five to seven years.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for income taxes because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the stockholders' personal income tax returns and are taxed based on their personal tax strategies. It is the opinion of management that the Company has no uncertain tax positions that would be subject to change upon examination.

Subsequent Events

The Company has evaluated its subsequent events (events occurring after December 31, 2011) through the date of this report, which represents the date the financial statements were available to be issued and determined that all significant events and disclosures are included in the financial statements.

NOTE C: PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows at December 31, 2011:

Office furniture and equipment	$	39,878
Less: accumulated depreciation		(31,008)
	$	8,870

Depreciation expense for the year ended December 31, 2011 was $1,897.

NOTE D: SHORT TERM BANK LOANS

At December 31, 2011, the Company had agreements with a bank to borrow funds of up to $20,000,000 as needed on a secured basis to carry inventory and to cover failed transactions. Interest on these loans is charged at the bank's adjusted LIBOR plus 2.5%, but not less than 4.0%. At December 31, 2011, the outstanding loan balance of $402,625 was fully collateralized by the Company's trading inventory. The agreements with the bank expire in January 2013.

NOTE E: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts. At December 31, 2011, the Company expected no losses from such open commitments.

NOTE F: LEASES

The Company leases its office space and certain office equipment under noncancellable operating leases expiring through August, 2014. Future minimum lease payments under the terms of these agreements are as follows at December 31:

2012	$	17,977
2013		594
2014		396
	$	18,967

Rent expense under all leases was $111,707 during the year ended December 31, 2011.

NOTE G: FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board in its Accounting Standards Codification (ASC) Subtopic 820-10, *Fair Value Measurements and Disclosures* (ASC 820-10) defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820-10 also establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 — Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE G: FAIR VALUE MEASUREMENTS (CONTINUED)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used by the Company for assets measured at fair value:

- *Securities Owned - Municipal Bonds:* The fair value of municipal bonds is derived using recent trade activity, market price quotations and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. Current interest rates, credit events, and individual bond characteristics such as coupon, call features, maturity, and revenue purpose are considered in the valuation process. These bonds are generally classified as Level 2 in the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company's securities owned at a fair value of $1,584,931 as of December 31, 2011 are all considered to be level 2 assets.

NOTE H: MINIMUM NET CAPITAL REQUIREMENTS

The Company, as a registered securities broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule prohibits a broker-dealer from engaging in any securities transaction when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined by the rule. At December 31, 2011, the Company had net capital of $1,096,411 which exceeded its required net capital of $100,000 and its net capital ratio was 0.0 to 1.

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the financial statements of First Winston Securities, Inc. as of and for the year ended December 31, 2011, and have issued our report thereon dated January 26, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Butler & Burke, LLP

Winston-Salem, North Carolina
January 26, 2012

100 CLUB OAKS CT. SUITE A
WINSTON-SALEM, NC 27104
ph 336 768 2310 fx 336 768 8573
WWW.BUTLERANDBURKECPA.COM

NET CAPITAL	
Total Stockholders' Equity	$ 1,208,527
Deduct Stockholders' Equity not Allowable for Net Capital	-
Total Stockholders' Equity Qualified for Net Capital	1,208,527
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total Capital and Allowable Subordinated Liabilities	1,208,527
Deductions and/or Charges:	
Nonallowable assets	
Property and equipment, net	(8,870)
Other deductions	(16,105)
Net Capital Before Haircuts on Securities Positions	1,183,552
Haircuts on Securities	
State and municipal government obligations	(81,626)
Stocks and warrants	(5,515)
NET CAPITAL	$ 1,096,411
AGGREGATE INDEBTEDNESS	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital Required	$ 100,000
Excess Net Capital	$ 996,411
Ratio of Aggregate Indebtedness to Net Capital	0.00 to 1

NOTE: There is no material difference in net capital computed in this report and that reported by the Company in Part II of Form X-17A-5 as of December 31, 2011.

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(A) – "Special Account for the Exclusive Benefit of Customers" maintained.

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements of First Winston Securities, Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report in intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Butler & Burke, LLP

Winston-Salem, North Carolina
January 26, 2012

FIRST WINSTON SECURITIES, INC.

Financial Statements

December 31, 2011

BUTLER ■ BURKE LLP
CERTIFIED PUBLIC ACCOUNTANTS

B U T L E R & B U R K E LLP
CERTIFIED PUBLIC ACCOUNTANTS

SEC
Mail Processing
Section

FEB 02 2012

Washington, DC
129

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by First Winston Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parities in evaluating First Winston Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Winston Securities, Inc's management is responsible for the First Winston Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences:

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Butler & Burke, LLP

Winston-Salem, North Carolina
January 26, 2012

100 CLUB OAKS CT. SUITE A
WINSTON-SALEM, NC 27104
ph 336 768 2310 fx 336 768 8573
WWW.BUTLERANDBURKECPA.COM

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

038999 FINRA DEC
FIRST WINSTON SECURITIES INC 16*16
121 REYNOLDA VLG STE E
WINSTON SALEM NC 27106-5126

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William F. Marshall 336-761-1900

PAID
CK # 11357
DATE 1/12/12
$ 1,373.00
DR 7100
CR 1020

2. A. General Assessment (item 2e from page 2)		$ 3,480
B. Less payment made with SIPC-6 filed (exclude interest)	7/7/11 Date Paid	(2,107)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1,373
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,373
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,373	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Winston Securities, Inc
(Name of Corporation, Partnership or other organization)

William F. Marshall
(Authorized Signature)

Dated the 12 day of January, 20 12.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1, 20 11
and ending 12/31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,439,243
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	41,550
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5,490	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ N/A	
Enter the greater of line (i) or (ii)	5,490
Total deductions	47,040
2d. SIPC Net Operating Revenues	$ 1,392,203
2e. General Assessment @ .0025	$ 3,480 (to page 1, line 2.A.)

TABLE OF CONTENTS

Annual Audited Report – Form X-17A-5, Part III 1

Independent Auditors' Report 2

Statement of Financial Condition 3

Statement of Income 4

Statement of Changes in Stockholders' Equity 5

Statement of Cash Flows 6

Notes to Financial Statements .... 7 - 10

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission 11

Schedule I - Computation of Net Capital Under Rule 15c3-1 of Securities and Exchange Commission... 12

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 13

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 .... 14 - 15